CHAMPION ENTERPRISES, INC.
COMPUTATION OF EARNINGS PER SHARE

                                          Three Months Ended
(in 000's, except per share amounts)  Mar. 29,1997  Mar. 30,1996

EARNINGS

Net Income                               $13,839       $13,742



SHARES USED FOR CALCULATING
   EARNINGS PER SHARE

Average Shares Outstanding                48,058        47,608

Additional Shares Resulting from
   Assumed Exercise of Stock Options       1,615         1,634
                                          ______        ______

Total                                     49,673        49,242



PER SHARE AMOUNTS

Net Income                                 $0.28         $0.28




NOTE: This calculation is submitted in accordance with Securities and Exchange Act of 1934 Release No. 9083.